================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                               -----------------
                             DIGIMARC CORPORATION
                      (Name of Subject Company (Issuer))
                         ---------------------------
                             DIGIMARC CORPORATION
                       (Name of Filing Person (Offeror))

 Certain Options Under the Digimarc Corporation 1999 Stock Incentive Plan, as
    amended, and the Digimarc Corporation 2000 Non-Officer Employee Stock
     Incentive Plan to Purchase Common Stock, par value $0.001 per share,
          That Have an Exercise Price of $20.00 per share or Greater
                        (Title of Class of Securities)

                                  253807 10 1
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Bruce Davis
                     President and Chief Executive Officer
                             Digimarc Corporation
                       19801 S.W. 72nd Avenue, Suite 100
                            Tualatin, Oregon  97062
                          Telephone:  (503) 885-9699
                          --------------------------
         (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                          --------------------------
                                   Copy to:

                             Gavin B. Grover, Esq.
                            Morrison & Foerster llp
                               425 Market Street
                         San Francisco, CA  94105-2482
                          Telephone:  (415) 268-7000
                          --------------------------
                           Calculation of Filing Fee

=================================================================================================
          Transaction Valuation*                             Amount of Filing Fee
-------------------------------------------------------------------------------------------------
               $35,504,179                                         $7,100.84
=================================================================================================

     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 880,560 shares of common stock of Digimarc Corporation having a weighted average exercise price of $40.32 as of February 13, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:       $6,677.48
          Form or Registration No.:     Schedule TO-I
          Filing party:                 Digimarc Corporation
          Date filed:                   February 16, 2001

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.
          [X] issuer tender offer subject to Rule 13e-4.
          [_] going-private transaction subject to Rule 13e-3.
          [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                            Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 16, 2001, relating to our offer to exchange all options outstanding under the Digimarc Corporation 1999 Stock Incentive Plan, as amended, and the Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan (collectively referred to as the plans) to purchase shares of our common stock, par value $.001 per share, having an exercise price of $20.00 or more and held by option holders who have not received options after August 14, 2000 for new options to purchase shares of our common stock to be granted under the plans, upon the terms and subject to the conditions described in the Offer to Exchange dated February 16, 2001 and the related Letter of Transmittal.

ITEM 10.  Financial Statements.

     Item 10 of the Schedule TO is hereby amended and restated as follows:

     (a)  Financial Information.

     The information set forth in the Supplement to Offer to Exchange under
Section 9 ("Information Concerning Digimarc") and the Offer to Exchange under
Section 16 ("Additional Information"), and on pages 16 through 25 and F-1 through F-20 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999 and pages 3 through 13 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 is incorporated herein by reference.

     (b)  Pro Forma Information.

     Not applicable.

ITEM 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

     (a)(1)(A) Offer to Exchange, dated February 16, 2001*

     (a)(1)(B) Form of Letter of Transmittal*

     (a)(1)(C) Form of Letter to Eligible Option Holders*

     (a)(1)(D) Form of Letter to Tendering Option Holders

     (a)(1)(E) Supplement, dated March 7, 2001, to Offer to Exchange, dated February 16, 2001

     (b)  Not applicable

     (d)(1)    Digimarc Corporation 1999 Stock Incentive Plan, as amended*

     (d)(2) Form of Option Agreement pursuant to Digimarc Corporation 1999 Stock Incentive Plan*

     (d)(3)    Digimarc Corporation 2000 Non-Officer Employee Stock Incentive
               Plan*

     (d)(4) Form of Option Agreement pursuant to Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan*

     (g)  Not applicable

     (h)  Not applicable

     ______________________________________
     *Previously filed.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated:  March 7, 2001         DIGIMARC CORPORATION


                              By: /s/ E.K. Ranjit
                                  ---------------
                              Name:   E. K. Ranjit
                              Title:  Chief Financial Officer and Secretary

                                 EXHIBIT INDEX

Exhibits Number     Description
---------------     -----------

      (a)(1)(D)     Form of Letter to Tendering Option Holders

      (a)(1)(E) Supplement, dated March 7, 2001, to Offer to Exchange, dated February 16, 2001